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EXHIBIT 25.1

Consent of Appraiser

        At the request of the management of Golf Trust of America, Inc. ("GTA"), I inspected and appraised the Country Club of Wildewood and Woodcreek Farms (collectively known as "Stonehenge") in Richland County, South Carolina as of December 28, 2007 and prepared an appraisal report ("the Appraisal"). The Appraisal was prepared to estimate the market value of the above referenced properties as a single entity.

        I hereby consent to the use of my name as the appraiser and to the summarization of the Appraisal and my related conclusions of value in GTA's 2007 Annual Report of Form 10K. Further, I consent to the photocopying and transmittal of copies of the Appraisal to GTA's auditors.

J. Richard Marlow, MAI, SGA
By:	/s/ J. RICHARD MARLOW Name: J. Richard Marlow SC Certified General Real Estate Appraiser Certificate #2639

Date: March 25, 2008

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  EXHIBIT 25.1